U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Nokia Corporation

B.	(1)	This is [check one]:

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Nokia Corporation

	Form type:	Form CB

	File Number (if known):	Not applicable

	Filed by:	Nokia Corporation

	Date Filed (if filed concurrently, so indicate):	September 22, 2016 (concurrent herewith)

D.	The Filer is incorporated or organized under the laws of: The Republic of Finland and has its principal place of business at: Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000

E.

The Filer designates and appoints Nokia USA Inc. (“Agent”) located at:

ATTN: Genevieve A. Silveroli

6000 Connection Drive

Irving, Texas 75039

Tel. No.: +1 (972) 374-3000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer made or purported to be made pursuant to the Form CB, as amended, identified in this Form F-X or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Espoo, Finland on September 22, 2016.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho

Name:	Riikka Tieaho

Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola

Name:	Kristian Pullola

Title:	Senior Vice President, Corporate Controller

This statement has been signed by the following person in the capacity indicated on September 22, 2016.

NOKIA USA INC. (as Agent for Service)

By:	/s/ Genevieve A. Silveroli

Name:	Genevieve A. Silveroli

Title:	Vice President and Corporate Secretary, Head of Legal and Compliance

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